UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

BTRS HOLDINGS INC.

(Name of Issuer)

Class 1 Common Stock, $0.0001

par value per share

(Title of Class of Securities)

11778X104

(CUSIP Number)

Bain Capital Venture Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 16, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of reporting persons Bain Capital Venture Fund 2012, L.P.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Class 1 Common Stock
	8	Shared voting power 0 shares of Class 1 Common Stock
	9	Sole dispositive power 0 shares of Class 1 Common Stock
	10	Shared dispositive power 0 shares of Class 1 Common Stock

11	Aggregate amount beneficially owned by each reporting person 0 shares of Class 1 Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person PN

1	Names of reporting persons BCIP Venture Associates
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Class 1 Common Stock
	8	Shared voting power 0 shares of Class 1 Common Stock
	9	Sole dispositive power 0 shares of Class 1 Common Stock
	10	Shared dispositive power 0 shares of Class 1 Common Stock

11	Aggregate amount beneficially owned by each reporting person 0 shares of Class 1 Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person PN

1	Names of reporting persons BCIP Venture Associates—B
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Source of funds WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Class 1 Common Stock
	8	Shared voting power 0 shares of Class 1 Common Stock
	9	Sole dispositive power 0 shares of Class 1 Common Stock
	10	Shared dispositive power 0 shares of Class 1 Common Stock

11	Aggregate amount beneficially owned by each reporting person 0 shares of Class 1 Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 0%
14	Type of reporting person PN

This Amendment No. 3 to Schedule 13D relates to shares of class 1 common stock, $0.0001 par value per share (the “Common Stock”), of BTRS Holdings Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Persons on January 22, 2021, as amended by Amendment No. 1 filed on July 8, 2021 and Amendment No. 2 filed on September 28, 2022 (the “Initial Statement” and, as amended by this Amendment No. 3, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

On December 16, 2022, Bullseye FinCo, Inc. (“Buyer”) acquired the Issuer pursuant to that certain Agreement and Plan of Merger entered into by and among the Issuer, Buyer and Bullseye Merger Sub, Inc., a direct, wholly owned subsidiary of Buyer (“Merger Sub”), dated as of September 28, 2022 (the “Merger Agreement”). In accordance with the Merger Agreement, Merger Sub merged with and into the Issuer, with the Issuer surviving such merger as a wholly owned subsidiary of Buyer (the “Merger”).

Item 4. Purpose of Transaction

Item 4 of the Initial Statement is hereby amended and supplemented to add the following:

Immediately prior to the consummation of the Merger and pursuant to the terms of the Merger Agreement, Mr. Harris resigned as a director of the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in Items 2 and 3 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) - (b), (e)	Following the consummation of the Merger on December 16, 2022, the Reporting Persons ceased to hold any shares of Common Stock.

(c)	Pursuant to the terms of the Rollover Agreement, immediately prior to the effective time of the Merger (the “Effective Time”), each of Venture Fund 2012, BCIPV and BCIPVB contributed 5,962,001, 582,272 and 34,674 shares of Common Stock, respectively, to Bullseye Holdings, LP (“Parent”) in exchange for a number of Parent’s limited partnership interests calculated pursuant to the Rollover Agreement, with each share of Common Stock valued at $9.50 per share.

At the Effective Time, pursuant to the Merger Agreement, 19,744,921 shares of Common Stock held by Venture Fund 2012, 1,928,364 shares of Common Stock held by BCIPV and 114,832 shares of Common Stock held by BCIPVB were automatically converted into the right to receive $9.50 in cash.

(d)	Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Persons as described in this Item 5.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 20, 2022	Bain Capital Venture Fund 2012, L.P.

	By:	Bain Capital Venture Partners 2012, L.P.,
its general partner

	By:	Bain Capital Venture Investors, LLC,
its general partner

	By:	/s/ Matthew C. Harris
Name: Matthew C. Harris
Title: Managing Director

BCIP Venture Associates

	By:	Boylston Coinvestors, LLC,
its managing partner

	By:	/s/ Matthew C. Harris
Name: Matthew C. Harris
Title: Authorized Signatory

BCIP Venture Associates—B

	By:	Boylston Coinvestors, LLC,
its managing partner

	By:	/s/ Matthew C. Harris
Name: Matthew C. Harris
Title: Authorized Signatory